Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 20, 2019

Relating to Preliminary Prospectus Supplement dated June 20, 2019

Registration No. 333-229489

ANNALY CAPITAL MANAGEMENT, INC.

6.750% Series I Fixed-To-Floating Rate Cumulative Redeemable Preferred Stock

($25.00 Liquidation Preference Per Share)

Final Term Sheet

June 20, 2019

Issuer:	Annaly Capital Management, Inc.

Securities Offered:	6.750% Series I Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Shares Offered:	16,000,000 shares

Over-Allotment Option:	2,400,000 shares

Trade Date:	June 20, 2019

Settlement and Delivery Date:	June 27, 2019 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $400,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $12,600,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, After Underwriting Discount but Before Expenses:	$24.2125 per share; $387,400,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date to, but excluding, June 30, 2024, at a fixed rate equal to 6.750% per annum of the $25.00 liquidation preference ($1.6875 per annum per share), and from and including June 30, 2024, at a floating rate equal to three-month LIBOR plus a spread of 4.989% per annum

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on or about the last day of March, June, September and December of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about September 30, 2019 (long first dividend) in the amount of $0.43594 per share and will be paid to the persons who are the holders of record of the Series I Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors.

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	June 30, 2024

Conversion Rights:

Share Cap: 5.42888

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 86,862,080 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series I Preferred Stock is exercised, not to exceed 99,891,392 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Use of Proceeds:

We estimate that the net proceeds of this offering will be approximately $387.0 million (or approximately $445.1 million if the underwriters exercise their over-allotment option in full), after deduction of underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to redeem up to all of our outstanding Series C Preferred Stock, with an aggregate liquidation preference of $175.0 million, plus a sum equal to all accrued and unpaid dividends on the Series C Preferred Stock, up to, but not including, the redemption date.

We intend to use the remaining net proceeds of this offering, if any, to acquire targeted assets under our capital allocation policy, which may include further diversification of our investments in Agency assets as well as residential, commercial and corporate credit assets. These investments include, without limitation, residential credit assets (including residential mortgage loans), middle market corporate debt, Agency MBS pools, to-be-announced forward contracts, adjustable rate mortgages, MSRs and commercial real estate loans, equity and securities. We also intend to use the net proceeds from the sale of the securities for general corporate purposes, including, without limitation, to pay down obligations and other working capital items.

Pending these uses, we intend to maintain the net proceeds of this offering in interest-bearing, short-term, marketable investment grade securities or (interest or non-interest bearing) checking (or escrow) accounts or money market accounts that are consistent with our intention to maintain our qualification as a REIT. These investments may include, for example, government securities other than Agency MBS, certificates of deposit and interest-bearing bank deposits. These investments are expected to provide a lower net return than we will seek to achieve from our targeted assets.

New York Stock Exchange Listing Symbol:	NLYPrI

CUSIP:	035710 847

ISIN:	US0357108473

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

BofA Securities, Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

UBS Securities LLC

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Keefe, Bruyette & Woods, Inc.

Sandler O’Neill & Partners, L.P.

Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a base prospectus dated February 1, 2019) and a preliminary prospectus supplement, dated June 20, 2019 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling Morgan Stanley & Co. LLC at 1-800-584-6837.